

August 25, 2010

R. Daniel Brdar
President, Chief Executive Officer and Chairman of the Board
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

> **Re: FuelCell Energy, Inc.**
> **Registration Statement on Form S-3**
> **Amended August 20, 2010**
> **File No. 333-164412**

Dear Mr. Brdar:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Incorporation by Reference, page 39

1.   Please incorporate by reference your Form 10-Q for the quarter ended January 31, 2010.

Undertakings, page II-3

2.   Please tell us why you have not included the undertaking in Regulation S-K Item 512(j).

Exhibit 5.1

3.   We note that the exhibits that you filed in response to prior comment 3 indicate that the debt securities are governed by the laws of the State of New York. Please file an opinion that addresses whether the debt securities will be when sold binding obligations of the registrant under applicable law, without assuming that the laws are identical to the laws of Connecticut as your current exhibit does. In this regard, please note that the opinion

also must indicate whether the warrants will be when sold binding obligations of the registrant under applicable law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Richard A. Krantz, Esq. – Robinson & Cole LLP